News Release

TAG Oil Ltd. www.tagoil.com Corporate Office 534 17th Avenue SW Suite 400 Calgary, Alberta T2S 0B1 Canada ph 403-770-1934 fx 403-770-1935

TAG Oil Updates SuppleJack South-1 Operations, Announces New Exploration Manager

Calgary, Alberta – December 19th, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF) announced today that the SuppleJack South-1 well (TAG: 13.33%) has completed drilling operations at a total depth of 1951m. The well has been logged and the main target “SN-0 Sandstone” has been penetrated. A seven meter thick high quality sand has tested a thin zone of free oil over water. The Joint Venture has agreed to whipstock the SuppleJack South-1 well bore approximately 600m to the south with anticipation of increasing the free oil column in the new well bore. The whipstock well will also further test three shallower zones penetrated in SuppleJack South-1, which the JV has also interpreted to contain thin moveable hydrocarbon columns. It is expected the whipstock operation should be completed by December 31st, 2005.

The Company is also pleased to announce that Mark Webster has accepted the position of Exploration Manager with TAG effective January 1st, 2006. Mr. Webster brings 21 years of international geotechnical and management experience to TAG, including over 10 years in the New Zealand oil and gas exploration business. Before joining TAG, Mark held the position of Chief Petroleum Geologist for the Ministry of Economic Development (“MED”), in Wellington, where he managed the technical and work programme compliance aspects of industry oil and gas activity in New Zealand. Prior to his Ministry position, Mark was Exploration Manager for Santos in Brisbane, Australia. Mark also spent 13 years with PetroCorp / Fletcher Challenge in New Zealand, Thailand, the Philippines and Canada, as Chief Geologist and Exploration Team Leader.

President Drew Cadenhead commented, “We’re excited to bring Mark on board. He strengthens our New Zealand exploration efforts significantly, and brings to TAG invaluable experience in all facets of oil and gas exploration, development, and risk management in both New Zealand and the broader Australasian area.”

For further information please visit our website at www.tagoil.com.

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Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.